Supplemental Information for OneGlobe Citizen

Location of annual reports, and dates they'll be made available:

www.oneglobecitizen.com

The Annual Report will be filed with the SEC and made available on the website not later than 120 days after year end

Financial condition

The company product is currently pre-development and pre-revenue. Bootstrapped by the founder for the first year, the company was able to raise $60,000 in the first year through a friends and family round. $50k was converted directly into equity and $10k was taken out as a personal loan with a 6%APR. The company is currently operating with a $7k/mos. overhead in depressed personal stipends. All personnel are subject to a successful raise to convert from IC to full time employees.

Use of proceeds

The breakdown of capital use will be as follows:

- $250,000 - Compensation for 5 employees & 2 consultants
- $147,000 - Web/Mobile development
- $110,000 - Company overhead
- $51,000 - Working Capital
- $45,600 - Financing / Series A raise
- $21,800 - marketing / business development

Risk factors

Risk factors include a currently segmented market in social media and travel enterprises. On-boarding a large enough user base and continued user growth to satisfy revenue streams. Growth that outpaces feedback loop into technology upgrade strategy.

Operating history

The Company was formed in February 2016

Beneficial owners

Brenden Dougherty, Founder